THE ALGER ETF TRUST

360 Park Avenue South

New York, New York 10010

February 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	The Alger ETF Trust (File Nos.: 811-23603, 333-248085)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger ETF Trust (the “Trust”), transmitted for filing as EDGAR correspondence is the Trust’s response to a follow-up comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided by Mr. Edward P. Bartz of the Staff to Brad A. Green of Proskauer Rose LLP, counsel to the Trust, by telephone earlier today. The Staff’s comment relates to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) (also constituting Amendment No. 1 to the Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended), filed with the Commission on February 19, 2021 (the “Registration Statement”).

For the convenience of the Staff, set forth below is a summary of the Staff’s comment, and the Trust’s response thereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Comment:  Please revise the disclosure under the caption “Investment Strategies and Policies—Temporary Defensive Investments” in the Prospectus to conform to the disclosure in the SAI and the specific exemptive relief granted to the Trust by order dated May 19, 2020.

Response:  The Trust will revise the disclosure under the caption “Investment Strategies and Policies—Temporary Defensive Investments” in the Prospectus as follows, which will be reflected in the definitive version of the Prospectus to be filed with the Commission pursuant to Rule 497 under the 1933 Act:

In times of adverse or unstable market, economic or political conditions, a Fund may invest up to 100% of its assets in cash~~, high-grade bonds, or~~ and cash equivalents (i.e., ~~such as commercial paper or~~ short-term U.S. Treasury securities, government money market ~~instruments~~ funds and repurchase agreements) for temporary defensive reasons. This is to attempt to protect a Fund’s assets from a temporary, unacceptable risk of loss, rather than directly to promote the Fund’s investment objective; however, it could reduce the benefit from any upswing in the market. A Fund may not achieve its investment objective, and a Fund’s investments may not be consistent with its principal investment strategies, while in a temporary defensive position. ~~The Funds can buy short-term U.S. Treasury securities, government money market funds, and repurchase agreements.~~

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Please be advised that accompanying this correspondence filing are requests, on behalf of the Trust and Fred Alger & Company, LLC, the distributor of Alger Mid Cap 40 ETF and Alger 35 ETF, seeking acceleration of the effectiveness of the Registration Statement to tomorrow, Wednesday, February 24, 2021 at 9:30 am Eastern time, or as soon as practicable thereafter on that date.

Very truly yours,

/s/ Tina Payne

Tina Payne, Esq.

General Counsel

cc:	Nicole M. Runyan, Esq.
Brad A. Green, Esq.
Max Vogel, Esq.
Mia Pillinger, Esq.

THE ALGER ETF TRUST

360 Park Avenue South

New York, New York 10010

February 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	The Alger ETF Trust
(File Nos: 811-23603, 333-248085)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced registrant (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form N-1A to 9:30 a.m., Eastern time, on February 24, 2021, or as soon as practicable thereafter on that date.

Sincerely,

THE ALGER ETF TRUST

By:	/s/ Mia G. Pillinger
Mia G. Pillinger, Esq.
Assistant Secretary

FRED ALGER & COMPANY, LLC

360 Park Avenue South

New York, New York 10010

February 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	The Alger ETF Trust
(File Nos: 811-23603, 333-248085)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fred Alger & Company, LLC, as distributor, hereby joins the above-referenced registrant (the “Registrant”) in requesting the acceleration of the effective date of the Registrant’s Registration Statement on Form N-1A to 9:30 a.m., Eastern time, on February 24, 2021, or as soon as practicable thereafter on that date.

Sincerely,

FRED ALGER & COMPANY, LLC

By:	/s/ Tina Payne
Tina Payne, Esq.
General Counsel, Secretary and Senior Vice President